Mail Stop 3-5
      February 4, 2005


Via U.S. Mail
David H. Johnson
Executive Vice President and
General Counsel
Warner Music Group
75 Rockefeller Plaza
New York, New York 10019

Re:  	WMG Acquisition Corp.
      Form S-4
      Amend. No. 1 filed 1/21/2005
      Amend. No. 2 filed 1/24/2005
      File No. 333-121322

Dear Mr. Johnson:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Matters, page 210

1. Please revise to also reference the related guarantees and the law firm(s) that will pass upon the validity of those guarantees.


Exhibit 5.2

2. Revise the opinion to include an express consent for reliance by
Simpson Thacher & Bartlett LLP.

Exhibit 5.3

3. Revise your references to "Covered Guarantor" and "Guarantors" and
Schedule I in this opinion, for consistency with your references in
Exhibit 5.1.

4. Please advise us why it appears that this opinion has not been signed by the law firm.

Exhibit 5.4

5. Refer to the second sentence in third paragraph of this opinion.
Delete the portion being with "that the Trustee has required..."
and
"that the Guarantee would be governed by Wyoming law" as it is an inappropriate assumption.

6. Refer to the penultimate paragraph. Delete each of your references regarding the date of this opinion/letter or otherwise provide an opinion dated as of the date of effectiveness.

7. It appears that the last clause of the last sentence in the penultimate paragraph of this opinion is an inappropriate disclaimer to the opinion. Please revise or advise.

8. Please revise the first sentence in the last paragraph (a) to delete the limitation on reliance by other persons or entities or in connection with any other transactions and (b) to include an express consent for reliance by Simpson Thacher & Bartlett LLP.

Exhibit 5.5

9. Revise the opinion paragraph to expressly opine that the Guarantee is a legal and binding obligation.

10. Delete the first sentence in the last paragraph as it contains improper limitations on reliance. Include, however, an express consent for reliance by Simpson Thacher & Bartlett LLP.

11. Delete the second sentence in the last paragraph or otherwise provide an opinion dated as of the date of effectiveness.



Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on the financial statements and related disclosure Theresa Messinese at (202) 942-1785, or Michael Fay at
(202) 942-1907. Direct any questions relating to tender offer issues to Celeste Murphy at (202) 942-2903. Direct any other questions to
Hanna Teshome at (202) 942-2975, or in her absence to me at (202)
942-2936.

							Regards,


							Sara W. Dunton
							Branch Chief




cc:  	via facsimile (212) 455-2502
      Edward P. Tolley, III Esq.
      Simpson Thacher & Bartlett LLP

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WMG Acquisition Corp.
February 4, 2005
Page 1